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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2002 Estimated average burden hours per response. . . 14.9
Prophet 21, Inc. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
743459109 (CUSIP Number)

Prophet 21, Inc.(as successor to XXI Merger Corp.)
c/o Thoma Cressey Fund VII, L.P.
One Embarcadero Center, Suite 2930
San Francisco, CA 94111
(415) 263-3660
Attention: Orlando Bravo
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
COPY TO: Kirkland & Ellis 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000 Attention: Kevin R. Evanich, P.C.
January 21, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

CUSIP No. 743459109	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prophet 21, Inc. (as successor to XXI Merger Corp.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 3,902,338
PERSON WITH
		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 3,902,338

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,338

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON CO

Page 2 of 17 Pages

CUSIP No. 743459109	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thoma Cressey Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 3,902,338
PERSON WITH
		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 3,902,338

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,338

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON PN

Page 3 of 17 Pages

CUSIP No. 743459109	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thoma Cressey Friends Fund, VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 3,902,338
PERSON WITH
		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 3,902,338

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,338

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON PN

Page 4 of 17 Pages

CUSIP No. 743459109	13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TC Partners VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 3,902,338
PERSON WITH
		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 3,902,338

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,338

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON PN

Page 5 of 17 Pages

CUSIP No. 743459109	13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thoma Cressey Equity Partners Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 3,902,338
PERSON WITH
		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 3,902,338

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,338

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON CO

Page 6 of 17 Pages

CUSIP No. 743459109	13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LLR Equity Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 3,902,338
PERSON WITH
		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 3,902,338

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,338

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON PN

Page 7 of 17 Pages

CUSIP No. 743459109	13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LLR Equity Partners Parallel, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 3,902,338
PERSON WITH
		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 3,902,338

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,338

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON PN

Page 8 of 17 Pages

CUSIP No. 743459109	13D	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LLR Capital L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 3,902,338
PERSON WITH
		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 3,902,338

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,338

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON PN

Page 9 of 17 Pages

CUSIP No. 743459109	13D	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LLR Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 3,902,338
PERSON WITH
		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 3,902,338

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,338

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON OO

Page 10 of 17 Pages

        This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on November 18, 2002 with respect to the acquisition of the common stock, par value $.01 per share (the "Common Stock"), of Prophet 21, Inc., a Delaware corporation (the "Issuer") by XXI Merger Corp., a Delaware corporation ("XXI").

  Item 2. Identity and Background.

        Item 2 is hereby amended and supplemented as follows:

        This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

          (i)    XXI Merger Corp., a Delaware corporation ("XXI") by virtue of its beneficial ownership of all outstanding shares of the Issuer's Common Stock;

          (ii)  Thoma Cressey Fund VII, L.P., a Delaware limited partnership ("TC Fund VII"), and Thoma Cressey Friends Fund VII, L.P., a Delaware limited partnership ("TC Friends Fund," together with TC Fund VII, the "TC Funds"), by virtue of their control over XXI;

          (iii)  TC Partners VII, L.P., a Delaware limited partnership ("TC Partners"), as the sole general partner of the TC Funds;

          (iv)  Thoma Cressey Equity Partners Inc., a Delaware limited liability company ("TCEP Inc."), as the sole general partner of TC Partners;

          (v)  LLR Equity Partners, L.P, a Delaware limited partnership ("LLR Partners"), and LLR Partners Parallel, L.P., a Delaware limited partnership ("LLR Parallel," together with LLR Partners, "LLR Partners") by virtue of their control over XXI;

          (vi)  LLR Capital, L.P., a Delaware limited partnership ("LLR Capital"), as the sole general partner of LLR Partners; and

          (vii) LLR Capital LLC, a Delaware limited liability company ("LLR LLC"), as the sole general partner of LLR Capital.

        The address of the principal business and office of XXI, the TC Funds, TC Partners and TCEP Inc. is c/o Thoma Cressey Equity Partners, One Embarcadero Center, Suite 2930, San Francisco, California 94111. The address of the principal business and office of LLR Partners, LLR Capital and LLR LLC is 1811 Chestnut Street, Suite 700, Philadelphia, PA 19103.

        XXI is a corporation used to effect the acquisition of the Company. The TC Funds are principally engaged in the business of investing in securities. TC Partners is principally engaged in the business of serving as general partner for the TC Funds. TCEP Inc. is principally engaged in the business of serving as the general partner of TC Partners and certain other affiliates. LLR Partners is principally engaged in the business of investing in securities. LLR Capital is principally engaged in the business of serving as general partner for LLR Partners. LLR LLC is principally engaged in the business of serving as general partner for LLR Capital. XXI, the TC Funds, TC Partners, TCEP Inc., LLR Partners, LLR Capital and LLR LLC are collectively referred to herein as the "Reporting Persons."

  Item 4. Purpose of Transaction.

        Item 4 is hereby amended and supplemented as follows:

        On January 21, 2003, at 10:00 a.m. Eastern Time, the Issuer held a special meeting of its stockholders to vote upon the proposed Merger (the "Special Meeting"). At the Special Meeting, in person or by proxy, the holders of a majority of the shares of the Common Stock voted in favor of the

Page 11 of 17 Pages

Merger. Immediately after the shareholder vote, XXI was merged with an into the Issuer upon the filing of a certificate of merger with the Secretary of State of the State of Delaware.

  Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended and supplemented as follows:

        On November 8, 2002, the Issuer and XXI entered into an Agreement and Plan of Merger providing for the merger of XXI with and into the Issuer (the "Merger"). On January 21, 2003, the Merger was consummated. At the effective time of the Merger (the "Effective Time"), (i) each issued and outstanding share of capital stock of XXI was converted into and became one fully paid and nonassessable share of capital stock of the surviving corporation (the "Surviving Corporation"), (ii) all shares of Common Stock that were owned by the Company or any other wholly owned Subsidiary of the Company were cancelled and retired and ceased to exist and (iii) each issued and outstanding share of Common Stock (other than shares cancelled in accordance with subsection (ii) above) was converted into the right to receive $16.30 (the "Merger Consideration").

        At the Effective Time, each then-outstanding option to purchase shares of the Common Stock was cancelled and each holder thereof had no further rights thereto, except that with respect to Options as to which the Merger Consideration exceeded the per share exercise price of such Options, the Issuer paid to each such holder an amount in cash equal to the product of (i) the excess of the Merger Consideration over the exercise price of each such Option and (ii) the number of shares of Common Stock subject thereto (net of applicable withholding and excise taxes).

        As a result of the Merger, the Surviving Corporation will be owned by the TC Funds, LLR Partners and certain other private investors.

        A press release relating to the consummation of the Merger is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

  Item 7. Material to be filed as Exhibits.

Exhibit 99.1 —	Agreement and Plan of Merger dated November 8, 2002 by and between Prophet 21, Inc. and XXI Merger Corp., which is incorporated herein by reference to Exhibit 99.2 to the Issuer's Form 8-K (File Number 0-23306) which was filed on November 8, 2002.
Exhibit 99.2 —	Press release of Issuer dated January 21, 2003, relating to the consummation of the Merger.

Page 12 of 17 Pages

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2003

Prophet 21, Inc. (as successor to XXI Merger Corp.)
By: /s/ Charles L. Boyle, III Name: Charles L. Boyle, III Its: President and Chief Executive Officer
Thoma Cressey Fund VII, L.P.
By: TC Partners VII, L.P. Its: General Partner
By: Thoma Cressey Equity Partners Inc. Its: General Partner
By: /s/ Lee M. Mitchell Name: Lee M. Mitchell Its: Secretary
Thoma Cressey Friends Fund VII, L.P.
By: TC Partners VII, L.P. Its: General Partner
By: Thoma Cressey Equity Partners Inc. Its: General Partner
By: /s/ Lee M. Mitchell Name: Lee M. Mitchell Its: Secretary
TC Partners VII, L.P.
By: Thoma Cressey Equity Partners Inc. Its: General Partner
By: /s/ Lee M. Mitchell Name: Lee M. Mitchell Its: Secretary
Thoma Cressey Equity Partners Inc.
By: /s/ Lee M. Mitchell Name: Lee M. Mitchell Its: Secretary

Page 13 of 17 Pages

LLR Equity Partners, L.P.
By: LLR Capital, L.P. Its: General Partner
By: LLR Capital LLC Its: General Partner
By: /s/ Mitchell L. Hollin Name: Mitchell L. Hollin Its: Managing Director
LLR Equity Partners Parallel, L.P.
By: LLR Capital, L.P. Its: General Partner
By: LLR Capital LLC Its: General Partner
By: /s/ Mitchell L. Hollin Name: Mitchell L. Hollin Its: Managing Director
LLR Capital, L.P.
By: LLR Capital LLC Its: General Partner
By: /s/ Mitchell L. Hollin Name: Mitchell L. Hollin Its: Managing Director
LLR Capital LLC
By: /s/ Mitchell L. Hollin Name: Mitchell L. Hollin Its: Managing Director

Page 14 of 17 Pages

SCHEDULE A

        Orlando Bravo is a director and President of XXI. Mitchell Hollin is a director, Vice President and Secretary of XXI. Scott Crabill is a director, Vice President and Assistant Secretary of XXI. All are citizens of the United States.

        The TC Funds direct the activities of XXI Merger Corp. TC Partners is the sole general partner of the TC Funds. TCEP Inc. is the sole general partner of TC Fund VII. Carl D. Thoma is the sole shareholder of TCEP Inc. In addition, the following persons serve as executive officers for TCEP Inc.: Carl D. Thoma, Bryan C. Cressey, and Lee M. Mitchell, and the business address of each of them is Sears Tower, 92nd Floor, 233 South Wacker Drive, Chicago, IL 60606. All of the individuals listed in this paragraph are U.S. Citizens.

        LLR Partners directs the activities of XXI Merger Corp. LLR Capital is the sole general partner of LLR Partners. LLR LLC is the sole general partner of LLR Capital. Ira M. Lubert, Howard D. Ross and Seth J. Lehr are limited partners and members of LLR LLC, and Mitchell L. Hollin is a limited partner of LLR LLC. The business address of each of the individuals listed in the preceding sentence is c/o LLR Partners Inc., The Belgravia Building, 1811 Chestnut Street, Suite 700 Philadelphia, PA 19103. All of the individuals in this paragraph are U.S. Citizens.

Page 15 of 17 Pages

EXHIBIT 99.2

PROPHET 21 ANNOUNCES APPROVAL OF MERGER AGREEMENT
Present Management to Remain in Place as the Company Goes Private

        YARDLEY, PA, January 21, 2003—Prophet 21, Inc., ("Prophet 21" or the "Company) (Nasdaq: PXXI) a leading provider of business technology software and services to the durable goods distribution market, announced today that it has completed its previously announced merger with an entity sponsored by Thoma Cressey Equity Partners Inc. (TCEP) and LLR Partners Inc. (LLR). The Company's stockholders approved the agreement and plan of merger at a special meeting held on January 21, 2003. Under the terms of the merger agreement, all of the issued and outstanding shares of common stock of Prophet 21 were acquired for cash in the amount of $16.30 per share. As a result of the transaction, the Company was taken private and will no longer be listed on Nasdaq nor be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. Prophet 21 management will continue to run the business under its current name and operating structure.

        "With the completion of the merger, Prophet 21 is poised to leverage the strength of our brand equity, leading technology offerings, market penetration, and significant financial resources to continue providing industry leading software and services to the durable goods distribution market," said Chuck Boyle, Prophet 21 president and CEO. "The management team has an equity stake in the merged company and is very pleased with the backing of Thoma Cressey Equity Partners and LLR Partners."

About Prophet 21

        Since 1967, Prophet 21 has been a leader in providing durable goods distributors with innovative, adaptive solutions essential for running their businesses. With more than 2,000 customers and 70,000 users conducting over $35 billion in highly complex supply chain transactions annually, Prophet 21 is a true business partner, helping companies of all sizes leverage technologies and maintain a competitive advantage. Through its business technology and services, Prophet 21 seeks to streamline customers' business processes and reduce transaction costs to maximize profit and growth.

        Prophet 21 offers enterprise software solutions that provide organizations with powerful, highly customizable applications designed to improve customer service and maximize their return on investment. In addition, the company offers an Internet trading network that streamlines the commerce process between distributors, manufacturers/suppliers, and end users. A complete line of professional services backs all Prophet 21 solutions.

        For more information about Prophet 21, please visit www.p21.com or call 1-800-PROPHET, ext. 3120.

About Thoma Cressey Equity Partners Inc. (TCEP)

        Thoma Cressey Equity Partners is one of the leading private equity firms in the country, with a 25-year track record of backing management teams in buyouts, recapitalizations and growth equity transactions. Through its seven funds, TCEP has led over 80 transactions in a wide range of industries. With offices in Chicago and San Francisco, TCEP currently manages over $1.0 billion in private equity capital. TCEP typically invests $10 million to $100 million in businesses valued between $30 million and $300 million. The firm focuses on investments in Business Services, Information Technology, Healthcare and other high growth industries. Investors in TCEP funds include some of the leading government and corporate pension plans, financial institutions, university endowments and national foundations. More information about TCEP can be found at www.thomacressey.com.

Page 16 of 17 Pages

About LLR Partners Inc. (LLR)

        LLR Partners Inc. is a $260 million private equity firm providing capital to middle market companies with strong growth potential, proven business models and outstanding management teams. LLR primarily makes investments of $10 million to $25 million in a broad range of growth industries, with an emphasis on business services and information technology. Based in Philadelphia, LLR focuses on creating value in superior investment situations in the Mid-Atlantic region. For more information about LLR, please visit www.llrpartners.com.

# # #

        Copyright © 2003 Prophet 21, Inc. All rights reserved. Prophet 21 is a registered trademark of Prophet 21, Inc. All other trademarks and registered trademarks are the property of their respective companies.

Page 17 of 17 Pages

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SIGNATURES
SCHEDULE A
PROPHET 21 ANNOUNCES APPROVAL OF MERGER AGREEMENT Present Management to Remain in Place as the Company Goes Private